September 4, 2015

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Global Gard, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest possible practicable date hereafter, of its Registration Statement on Form S-3A filed August 3, 2015 (File No. 333-203400), together with all amendments and exhibits thereto (collectively, the “Registration Statement”). It is the Company’s understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date hereof unless it receives notice from the Commission within fifteen days of the date hereof that it will not be granted.

The Registration Statement was originally filed with the Commission on August 3, 2015 in error. The Registration Statement was filed in connection with the proposed initial public offering by the Company of its ordinary shares, which the Company has determined not to pursue at this time. The Registration Statement has not been declared effective by the Commission and the Company confirms that it has not sold any securities pursuant to the Registration Statement.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement.

Sincerely

Global Gard, Inc.

/s/Phiraphat Siwarirat

phiraphat.siwarirat@globalgard.com